EXHIBIT 99.1

For Immediate Release	Date: July 25, 2018
18-27-TR

Teck Announces Board Appointment and Succession Plan for Chairman

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Dominic Barton has agreed to join its Board of Directors, effective September 1, 2018.

Mr. Barton has been the Global Managing Partner of McKinsey & Company for the past nine years. He is the Chair of the Canadian Minister of Finance’s Advisory Council on Economic Growth and the Chair of the Seoul International Business Advisory Council. He is also a Trustee of the Brookings Institution, a Rhodes Trustee, and an Adjunct Professor at Tsinghua University in Beijing. He is one of the founders and serves on the Board of FCLT Global (Focusing Capital on the Long Term) and is a member of the Boards of Memorial Sloan Kettering in New York and the Asia Pacific Foundation in Canada. Mr. Barton graduated from the University of British Columbia with a BA Honors in economics and studied as a Rhodes Scholar at Brasenose College, Oxford University.

Dr. Norman B. Keevil, Chairman of the Board of Teck, said that he will retire from that role on October 1, 2018, at which time Mr. Barton will replace him as Chairman.  Also at that time, Norman Keevil III, who has been a director of the company since 1997, will become Vice-Chair of the Board.

Dr. Keevil and long-standing Board member Warren S. R. Seyffert, Q.C., Deputy Chairman and Lead Director, each said they plan to retire from the Board at year-end. Dr. Keevil is expected to be named Chairman Emeritus and special advisor to the Board in recognition of his pivotal role in helping build Teck into a major force in the mining industry.

“Dominic Barton brings a unique set of skills to the Board as its incoming Chairman,” said Teck Chairman Norman Keevil. “His broad business experience, strategic insight and deep experience in Asia, as well as his focus on long term decision making, make him ideally suited to lead Teck’s ongoing growth. I am pleased and confident to be able to hand over the role to such a distinguished business leader. I would also like to thank Warren Seyffert for his years of valuable service on the Teck Board.”

“I have long admired Teck’s approach to the mining business” said Dominic Barton.  “I am looking forward to working with the Teck Board and management team, and helping to build on Teck’s strong record of growth and sustainability, which are the legacy of Dr. Keevil’s impressive leadership over many years.”

Commenting on the transition, President and CEO Don Lindsay said: “Dr. Keevil has worn many hats over an extraordinary career, including scientist, explorer, innovator, entrepreneur, industry leader, community builder, philanthropist and author. To paraphrase one of his favourite sayings in his career with Teck: Dr. Keevil never once rested on his ores, and we are pleased that his advice will continue to be available to the Board and management.”

Mr. Lindsay also said: “Dominic Barton brings a global perspective as a recognized thought-leader on creating long-term social and economic value. We are excited about the role he will play in Teck’s continued responsible growth and value generation.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.  Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com